News Release
C$ unless otherwise stated TSX/NYSE/PSE: MFC       SEHK: 945
For Immediate Release
November 7, 2018
The quarterly earnings news release for Manulife Financial Corporation ("Manulife" or the "Company") should be read in conjunction with the Company's Third Quarter 2018 Report to Shareholders, including our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2018, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), which are available on our website at http://manulife.force.com/Reports.
All percentage growth / declines in financial metrics in this news release are reported on a constant exchange rate basis. Constant exchange rate basis excludes the impact of currency fluctuations and is a non-GAAP measure. We use a number of non-GAAP measures to measure performance and to assess our businesses. For more information on non-GAAP measures, see "Performance and Non-GAAP Measures" below and in the Third Quarter 2018 MD&A and 2017 MD&A for details.
Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's ("SEC") website at http://www.sec.gov (EDGAR filers section).

Manulife reports 3Q18 net income of $1.6 billion, core earnings of $1.5 billion and solid growth in Asia and Global Wealth and Asset Management
TORONTO – Manulife today announced net income attributed to shareholders of $1,573 million for the third quarter of 2018 ("3Q18"), diluted earnings per common share of $0.77 and return on common shareholders' equity ("ROE") of 15.1%, compared with $1,105 million, $0.54 and 10.8%, respectively, for the third quarter of 2017 ("3Q17"). The $468 million increase in net income attributed to shareholders primarily reflects an increase of $454 million in core earnings1 which was driven by business growth, improved claims experience and the non-recurrence of two items which netted to a $130 million charge in 3Q17. For 3Q18, Manulife generated core earnings of $1,539 million, diluted core earnings per common share1 of $0.75 and core return on common shareholders' equity ("core ROE")1 of 14.8%, compared with $1,085 million, $0.53 and 10.6%, respectively, for 3Q17.
Year-to-date 2018 net income attributed to shareholders was $4,207 million, diluted earnings per common share were $2.05 and ROE was 13.9% compared with $3,710 million, $1.81 and 12.3%, respectively, for the same period of 2017. Year-to-date 2018 core earnings were $4,273 million, diluted core earnings per common share were $2.09 and core ROE was 14.1% compared with $3,360 million, $1.63 and 11.1%, respectively, for the same period of 2017.
"We delivered another quarter of strong core earnings and net income, both of which achieved double-digit growth over last year. We also made solid progress improving the capital efficiency of our legacy businesses and recently announced three transactions that are expected to release over $1 billion of capital2," said Manulife President & Chief Executive Officer Roy Gori.
"We are focused on transforming our business by using technology to deliver a great customer experience. We launched an integrated goals-based investment solution, the first-ever to use advanced analytics and dynamic liability-driven investment to help Canadian retail customers plan for retirement with greater confidence. In Canada, we marked our one-millionth transaction processed using robotics," added Mr. Gori.
"Asia New Business Value has grown by 29% compared with 3Q17, we've delivered another quarter of positive net flows in Wealth and Asset Management and our expense efficiency initiatives are dropping to the bottom line with expenses growing at half the historic rate," said Chief Financial Officer Phil Witherington.
"We are pleased with our capital position and strong business momentum and, as previously announced, the Board has approved a 14% increase to our dividend," added Mr. Witherington.

[1]	This item is a non-GAAP measure.
[2]	See "Caution regarding forward-looking statements" below.

November 7, 2018 – Press Release Reporting Third Quarter Results

HOW OUR COMPANY PERFORMED
Profitability
Reported net income attributed to shareholders of $1,573 million in 3Q18, an increase of $468 million compared with $1,105 million in 3Q17
The increase in net income attributed to shareholders was primarily driven by a $454 million increase in core earnings. Other items included higher investment-related experience gains outside of core earnings and a positive true-up of our estimate of the impact related to U.S. Tax Reform, mostly offset by charges for the direct impact of markets, the annual review of actuarial methods and assumptions, and the impact of reinsurance transactions to improve the capital efficiency of our legacy businesses.
Achieved core earnings of $1,539 million in 3Q18, an increase of $454 million or 39% compared with 3Q17
The increase in core earnings reflected $130 million of net charges for notable items in 3Q17 (a $240 million provision in our P&C business and a $110 million gain related to taxes) which did not repeat in 3Q18. The remaining $324 million increase was driven by improved policyholder experience, the impact of lower U.S. tax rates, greater expense efficiency, and business growth in Asia and Global Wealth and Asset Management ("Global WAM"). Core earnings in 3Q18 included net insurance and annuity policyholder experience gains of $19 million post-tax ($34 million pre-tax) compared with charges of $49 million post-tax ($69 million pre-tax) in 3Q17.1
Generated ROE of 15.1% in 3Q18 compared with 10.8% in 3Q17, and core ROE of 14.8% compared with 10.6% in 3Q17
The increase in ROE and core ROE compared with 3Q17 largely reflected higher net income attributed to shareholders and core earnings as noted above.
Generated investment-related experience gains of $412 million in 3Q18 compared with gains of $111 million in 3Q17
The $412 million of investment-related experience gains reported in 3Q18 primarily reflected higher than expected returns (including changes in fair value) on alternative long-duration assets ("ALDA"), the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and solid credit experience. In accordance with our definition of core earnings, we included $100 million of investment-related experience gains in core earnings in both 3Q18 and 3Q17. (See "Performance and Non-GAAP Measures" in our Third Quarter 2018 Report to Shareholders).
Reported charges related to the direct impact of markets of $277 million in 3Q18 compared with gains of $47 million in 3Q17
The 3Q18 charges were primarily driven by narrowing corporate spreads and several small items, the largest of them being losses on the sale of available-for-sale ("AFS") bonds, widening swap spreads, and the steepening of the yield curve in Japan.
Recorded a net post-tax charge of $51 million for the annual review of actuarial methods and assumptions
We completed our annual review of actuarial methods and assumptions resulting in a net charge to net income attributed to shareholders of $51 million, which was within the estimated range previously disclosed. Reserves were strengthened for policyholder experience and we recorded a net favourable impact from the review of investment assumptions and other updates. (See "Actuarial methods and assumptions" in our Third Quarter 2018 Report to Shareholders).
Delivered an expense efficiency ratio2 of 49.5% in 3Q18, compared with 57.1% in 3Q17
Growth of general expenses included in core earnings was 4%, while pre-tax core earnings grew 41%, resulting in a 7.6 percentage point improvement in our expense efficiency ratio.
Insurance Growth
Reported annualized premium equivalent ("APE")2 sales of $1.4 billion in 3Q18, an increase of 8% compared with 3Q17
In Asia, APE sales increased 13% from 3Q17 driven by growth in Japan, Hong Kong and Asia Other3.The improvement compared with recent quarters is a result of the successful launch of a new corporate-owned life insurance term product in Japan. In Canada, APE sales declined 14% from 3Q17. The recently-launched participating product ("Manulife Par") in individual insurance drove an 18% increase in APE sales in the business, which was more than offset by lower group

[1]	Effective the first quarter of 2018, policyholder experience is being reported excluding minority interest. Comparative prior periods have been updated.
[2]	This item is a non-GAAP measure.
[3]	Asia Other excludes Japan and Hong Kong.

November 7, 2018 – Press Release Reporting Third Quarter Results

insurance APE sales due to variability in the large-case market. In the U.S., APE sales increased 14% from 3Q17 driven by product enhancements to our indexed universal life offerings.
Achieved new business value ("NBV")1 of $452 million in 3Q18, an increase of 31% compared with 3Q17
The increase in NBV was driven by strong growth in each of our insurance segments. In Asia, NBV increased 29% from 3Q17 to $382 million due to higher APE sales, an improvement in product mix, and scale benefits. In Canada, NBV increased 27% from 3Q17 primarily due to higher individual insurance APE sales of the recently-launched Manulife Par product and pricing actions in 3Q17 to improve margins. In the U.S., NBV increased 72% from 3Q17, reflecting higher APE sales and a favourable product mix.
Wealth and Asset Management ("WAM") Growth
Reported gross flows1 of $27.1 billion in 3Q18, a decrease of 3% compared with 3Q17
The decline was driven by lower gross flows from retail money market funds in mainland China. This was partially offset by the closing of an institutional $1.2 billion U.S. real estate mandate, and higher new plan deposits in our North American retirement businesses.

Reported net flows1 of $0.4 billion in 3Q18 compared with $4.2 billion in 3Q17
Net flows of $0.4 billion in 3Q18 were driven by positive net flows in Asia and the U.S. The decline in net flows compared with 3Q17 was due to higher redemptions in our North American retail businesses and the redemption of two large fixed income mandates totaling $1.0 billion in institutional asset management in Canada.

Achieved WAM assets under management and administration ("AUMA")1 of $644 billion as at September 30, 2018, an increase of 4% compared with December 31, 2017
WAM AUMA increased 4% compared with December 31, 2017 driven by positive year-to-date net flows of $10.5 billion, and increased 7% compared with September 30, 2017 due to positive net flows and favourable investment performance.
Total Company Growth
Delivered total AUMA of $1.1 trillion as at September 30, 2018, an increase of 2% compared with December 31, 2017
AUMA increased 2% compared with December 31, 2017 driven by continued customer net inflows and increased 5% compared with September 30, 2017 due to favourable investment returns and continued customer net inflows.

Financial Strength
Reported a Life Insurance Capital Adequacy Test ("LICAT") ratio of 134% for The Manufacturers Life Insurance Company ("MLI") as at September 30, 2018 compared with 132% as at June 30, 2018
The two percentage point increase in the ratio compared with June 30, 2018 was due to favorable earnings and the reduction of ALDA in our portfolio asset mix, partially offset by the impact of interest rate and corporate spread movements.
Entered into reinsurance agreements to improve the capital efficiency of our legacy businesses
During the quarter we reinsured our legacy U.S. individual pay-out annuities business (the portion related to the New York business will close separately, subject to regulatory approval) and the mortality and lapse risk on a portion of our Canadian legacy universal life policies. Additionally, in the fourth quarter of 2018 ("4Q18") we reinsured our legacy U.S. group pay-out annuities business (the portion related to the New York business will close separately, subject to regulatory approval). In aggregate, these reinsurance agreements are expected to release over $1 billion in capital ($35 million was released in 3Q18, $585 million is expected to be released in 4Q18, and $470 million is expected to be released over the next 12 months as we further refine our U.S. asset portfolio post-transaction). This represents significant progress towards our target of releasing $5 billion in capital from our legacy businesses by 2022.2

Reported a financial leverage ratio for Manulife of 29.2% as at September 30, 2018 compared with 29.4% as at June 30, 2018
Financial leverage decreased from the prior quarter as growth in retained earnings more than offset the impact of a stronger Canadian dollar.

[1]	This item is a non-GAAP measure.
[2]	See "Caution regarding forward-looking statements" below.

November 7, 2018 – Press Release Reporting Third Quarter Results

HOW OUR BUSINESSES PERFORMED
Effective January 1, 2018, the Company introduced the Global Wealth and Asset Management segment as a primary reporting segment. This reflects organizational changes made to drive better alignment with our strategic priorities as well as to increase focus and leverage scale in our global wealth and asset management businesses.
Our reporting segments are:
•	Asia – providing insurance products and insurance-based wealth accumulation products in Asia.
•	Canada – providing insurance products, insurance-based wealth accumulation products, and banking services in Canada.
•	U.S. – providing life insurance products and administering in-force long-term care and insurance-based wealth accumulation products in the U.S.
•	Global Wealth and Asset Management – providing fee-based wealth solutions with little or no guarantees to our retail, retirement and institutional customers around the world.
•
Corporate and Other – comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to operating segments); financing costs; our Property and Casualty Reinsurance business; and run-off reinsurance business lines. Previously we reported the impact of updates to actuarial methods and assumptions in Corporate and Other. These are now reported in the operating segments.

The table below reconciles core earnings to net income (loss) attributed to shareholders:
	Quarterly Results			YTD Results
($ millions)	3Q18	2Q18	3Q17	2018	2017
Core earnings
Asia	$457	$406	$374	$1,290	$1,081
Canada	351	403	403	1,044	936
U.S.	477	456	346	1,365	1,146
Global Wealth and Asset Management	289	239	216	755	618
Corporate and Other (excluding core investment gains)	(135)	(177)	(354)	(481)	(721)
Core investment gains	100	104	100	300	300
Total core earnings	$1,539	1,431	1,085	$4,273	3,360
Items excluded from core earnings: Investment-related experience outside of core earnings	312	18	11	330	149
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(277)	45	47	(182)	277
Change in actuarial methods and assumptions	(51)	-	(2)	(51)	(2)
Impact related to U.S. Tax Reform	124	-	-	124	-
Restructuring charge	-	(200)	-	(200)	-
Reinsurance transactions and other	(74)	(32)	(36)	(87)	(74)
Net income (loss) attributed to shareholders	$1,573	$1,262	$1,105	$4,207	$3,710
Asia
Business highlights
In 3Q18, we launched a new corporate-owned life insurance term product in Japan which drove a 19% increase in Japan APE sales compared with 3Q17. Also, in 3Q18 we introduced e-claims in Vietnam, advancing our digital strategy by expanding and leveraging the successful launch of e-claims in Hong Kong earlier this year. And to improve the health and well-being of our customers and the wider community, we sponsored multiple health and wellness events, including the IRIS yoga festival in Hong Kong and initiatives across Asia in support of World Heart Day.
Earnings
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$431 million in 3Q18 compared with US$416 million in 3Q17 and core earnings were US$349 million in 3Q18 compared with US$298 million in 3Q17. Items excluded from core earnings were a net gain of US$82 million in 3Q18 compared with a net gain of US$118 million in 3Q17 (these items are outlined in the "Performance and Non-GAAP Measures" section below).

November 7, 2018 – Press Release Reporting Third Quarter Results

Core earnings in 3Q18 increased 19% compared with 3Q17. The increase in core earnings was driven by all key operating business lines, reflecting the favourable impact of new business from higher sales volume and improved product mix, and in-force business growth.
Year-to-date net income attributed to shareholders was US$1,066 million in 2018 compared with US$1,205 million in the same period of 2017. Year-to-date core earnings of US$1,002 million increased 20% compared with the same period of 2017. This increase reflects similar factors as noted above for 3Q18, partially offset by more unfavourable policyholder experience. Items excluded from year-to-date core earnings were a net gain of US$64 million in 2018 and a net gain of US$377 million for the same period of 2017.
Sales and new business value
APE sales in 3Q18 were US$818 million, an increase of 13% compared with 3Q17 driven by growth in Japan, Hong Kong and Asia Other. NBV in 3Q18 reached US$293 million, a 29% increase compared with 3Q17, reflecting strong growth across most of our markets. Year-to-date APE sales were US$2.3 billion in 2018, an increase of 4% compared with the same period of 2017. Growth in Hong Kong and Asia Other was offset by lower sales volumes in the first half of the year in Japan. Year-to-date NBV in 2018 was US$808 million, an 18% increase compared with the same period of 2017, reflecting growth in Hong Kong and Asia Other. New business value margin ("NBV margin")1 was 37.4% in 3Q18 compared with 33.2% in 3Q17.
•
Japan APE sales in 3Q18 were US$303 million, an increase of 19% compared with 3Q17 driven by the successful launch of a new corporate-owned life insurance term product. Japan NBV in 3Q18 of US$84 million increased 42% compared with 3Q17 due to higher volumes and higher margins from improved product mix, scale benefits and management actions. Japan NBV margin was 27.7%, an increase of 4.6 percentage points compared with 3Q17.

•
Hong Kong APE sales in 3Q18 were US$170 million, a 12% increase compared with 3Q17 driven by a successful product launch, continued success of our critical illness product and strong growth in our agency force. Hong Kong NBV in 3Q18 of US$110 million increased 17% compared with 3Q17, due to higher sales and favourable product mix. Hong Kong NBV margin was 64.6%, an increase of 2.6 percentage points compared with 3Q17.

•
Asia Other APE sales in 3Q18 were US$345 million, a 9% increase compared with 3Q17 driven by growth in both bancassurance and agency channels. Asia Other NBV in 3Q18 of US$99 million increased 34% compared with 3Q17 due to higher sales, scale benefits, favourable product mix and product actions to improve margins. Asia Other NBV margin was 32.0%, an increase of 5.3 percentage points compared with 3Q17.

Canada
Business highlights
In 3Q18, we entered into a reinsurance transaction on our legacy business to reduce risk and release $85 million of capital. We delivered a strong first quarter of sales in our recently-launched Manulife Par product, gaining momentum in the individual insurance market. We continued to execute our digital customer-centric strategy, partnering with Canada's largest pharmacy chain, Shoppers Drug Mart, to launch the first medical marijuana program in Canada to help customers receive the right strain and formulation for their condition. We also surpassed one million robotics-processed transactions, which improves efficiency and makes it easier for our customers to do business with us through faster processing times and improved transaction quality.
Earnings
Net income attributed to shareholders was $109 million in 3Q18 compared with $432 million in 3Q17 and core earnings were $351 million in 3Q18 compared with $403 million in 3Q17. Items excluded from core earnings were a net charge of $242 million in 3Q18 compared with a net gain of $29 million in 3Q17 (these items are outlined in the "Performance and Non-GAAP Measures" section below).
The $52 million decrease in core earnings reflected the release of provisions for uncertain tax positions of $83 million in 3Q17 which did not recur. Other items resulted in a $31 million increase in core earnings and included more favourable policyholder experience in our group insurance business and the favourable impact of new business from sales of the recently-launched  Manulife Par product in 3Q18 and pricing actions taken in late 2017.

[1]	This item is a non-GAAP measure.

November 7, 2018 – Press Release Reporting Third Quarter Results

Year-to-date net income attributed to shareholders was $1,078 million in 2018 compared with $583 million in the same period of 2017 and year-to-date core earnings were $1,044 million in 2018 compared with $936 million in the same period of 2017. The increase in year-to-date core earnings of $108 million was driven by favourable policyholder experience in our group insurance business and higher new business margins in individual insurance due to pricing actions taken in late 2017, partially offset by lower gains of $35 million related to the release of provisions for uncertain tax positions of prior years. Items excluded from year-to-date core earnings were a net gain of $34 million in 2018 and a net charge of $353 million for the same period of 2017.
Sales
APE sales of $210 million in 3Q18 decreased by $35 million compared with 3Q17 driven by variability in the large-case group insurance market. Year-to-date APE sales in 2018 were $698 million, $446 million lower than in the same period of 2017, driven by a prior year large-case group insurance sale.
•	Individual insurance APE sales in 3Q18 of $78 million increased $12 million or 18% compared with 3Q17, driven by the introduction of Manulife Par.
•	Group insurance APE sales in 3Q18 of $78 million decreased $42 million or 35% compared with 3Q17, due to variability in the large-case group insurance market.
•
Annuities APE sales in 3Q18 of $54 million decreased $5 million or 8% compared with 3Q17 due to actions to de-emphasize higher risk segregated fund[1] sales. We are focused on growth in lower risk segregated fund products, which in 3Q18 grew by 13% and accounted for 78% of annuity APE sales.

Manulife Bank quarterly average net lending assets were $21.3 billion as at September 30, 2018, up $1.0 billion or 5% from December 31, 2017.
U.S.
Business highlights
In the U.S., we became the first U.S. life insurance company to fully embrace behavioral-based life insurance with the October 1st launch of Vitality Go on all life insurance policies at no additional cost. This basic, "be healthy" version of the program provides access to expert fitness and nutritional resources, and personalized health goals that when achieved unlock rewards and discounts at major brand outlets. Our full feature Vitality rider (now known as Vitality PLUS) garnered US$31 million in sales in 3Q18. We also made progress in managing our legacy business with the reinsurance of our individual pay-out annuities business in 3Q18 and our group pay-out annuities business in 4Q18.
Earnings
Expressed in U.S. dollars, the functional currency of the segment, 3Q18 net income attributed to shareholders was US$490 million compared with US$257 million in 3Q17, core earnings were US$365 million in 3Q18 compared with US$276 million in 3Q17, and items excluded from core earnings were a net gain of US$125 million in 3Q18 compared with a net charge of US$19 million in 3Q17 (these items are outlined in the "Performance and Non-GAAP Measures" section below).
The US$89 million increase in core earnings included US$53 million related to lower U.S. tax rates, favourable policyholder experience in 3Q18 compared with unfavourable experience in 3Q17, and the impact of higher sales volume and product mix changes, partially offset by other experience related items. Favourable policyholder experience in 3Q18 was driven by favourable mortality in the life insurance and annuities businesses, partially offset by unfavourable experience in the long-term care ("LTC") business. LTC experience in the quarter was consistent with the prior year period, and remains approximately neutral on average since our last triennial review in the third quarter of 2016.
Year-to-date net income attributed to shareholders was US$1,403 million in 2018 compared with US$1,288 million in the same period of 2017 and year-to-date core earnings were US$1,059 million in 2018 compared with US$876 million in the same period of 2017. The increase in year-to-date core earnings of US$183 million was driven by the favourable impact of lower U.S. tax rates, favourable policyholder experience, a gain related to the settlement of an annuity reinsurance item, and lower amortization of deferred acquisition costs on the legacy variable annuity business, partially offset by the impact of lower sales volume and product mix changes. Year-to-date policyholder experience was a small gain in 2018 compared to losses in 2017. Items excluded from year-to-date core earnings were a net gain of US$344 million in 2018 and a net gain of US$412 million for the same period of 2017.

[1]	Segregated fund products include guarantees. These products are also referred to as variable annuities.

November 7, 2018 – Press Release Reporting Third Quarter Results

Sales
APE sales in 3Q18 of US$122 million increased 14% compared with 3Q17, primarily due to enhanced features on the indexed universal life product offerings and continued ramp-up of product sales with the John Hancock Vitality PLUS feature which benefited multiple products in 3Q18. Term and international sales continue to be impacted by competitive pressures although 3Q18 international sales benefited from the sale of a large multi-pay policy. Year-to-date sales in 2018 of US$311 million decreased 9% compared with the same period of 2017 primarily due to lower international and variable universal life sales.
Global Wealth and Asset Management
Business highlights
Global WAM launched an innovative Goals-Based Investing program powered by advanced data analytics and dynamic liability-driven investment, marking the first time this type of investment strategy has been offered to retail customers in Canada. In 3Q18, we regained the leading sales market share position in the Hong Kong Mandatory Provident Fund ("MPF") market, attracting over one-third of net cash flows.1 In addition, in the U.S., we continue to enhance the digital customer experience with the launch of My Money Connector, an aggregation tool that helps participants manage their finances.
Earnings
Net income attributed to shareholders was $281 million in 3Q18 compared with $206 million in 3Q17 and core earnings were $289 million in 3Q18 compared with $216 million in 3Q17. Items excluded from core earnings, primarily related to integration costs in our Hong Kong and Canadian retirement businesses, were a net charge of $8 million in 3Q18 compared with a net charge of $10 million in 3Q17 (these items are outlined in the "Performance and Non-GAAP Measures" section below).
Core earnings in 3Q18 increased 30% compared with 3Q17 driven by higher earnings on higher average asset levels and $13 million from the impact of lower U.S. tax rates.
Core EBITDA2 was $406 million in 3Q18, an increase of 12% compared with 3Q17, driven by higher fee income.

Year-to-date net income attributed to shareholders was $737 million in 2018 compared with $582 million in the same period of 2017. Year-to-date core earnings of $755 million increased $137 million compared with the same period of 2017. The increase reflects higher earnings on higher average asset levels and the impact of lower U.S. tax rates. Items excluded from year-to-date core earnings were a net charge of $18 million in 2018 and a net charge of $36 million for the same period of 2017.
Year-to-date Core EBITDA was $1,136 million in 2018, an increase of 7% compared with the same period of 2017. The increase was driven by higher earnings on higher average asset levels.
Gross Flows and Net Flows
As noted above, gross flows were $27.1 billion in 3Q18, a decrease of 3% compared with 3Q17, and net flows were $0.4 billion in 3Q18, a decrease of $3.7 billion compared with 3Q17. Year-to-date gross flows in 2018 of $92.7 billion were 4% higher than the same period of 2017, and year-to-date net flows of $10.5 billion in 2018 were $4.1 billion lower than the same period of 2017. By geography the results were:
WAM Asia:
•
Gross flows in Asia in 3Q18 were $5.2 billion, a decrease of 27% compared with 3Q17, driven by lower gross flows in mainland China from retail money market funds and institutional asset management. Retirement gross flows were in line with the prior year. Year-to-date gross flows of $18.4 billion were 4% lower than the same period of 2017.

•
Net flows in 3Q18 were $1.0 billion compared with net flows of $1.8 billion in 3Q17, driven by lower gross flows in retail money market funds in mainland China as mentioned above. Year-to-date net flows of $4.6 billion in 2018 were $0.3 billion higher than the same period of 2017.

WAM Canada:
•
Gross flows in Canada in 3Q18 were $4.7 billion, an increase of 7% compared with 3Q17, driven by new plan deposits and recurring contributions in retirement, higher sales of several balanced and equity funds in retail, and higher private market sales in institutional asset management. Year-to-date gross flows in 2018 of $18.2 billion were 19% higher than the same period of 2017.

[1]	Market share of net cash flows by scheme sponsor as reported in the Mercer MPF Market Share Report for September 30, 2018.
[2]	Core earnings before interest, taxes, depreciation and amortization ("Core EBITDA") is a non-GAAP measure.

November 7, 2018 – Press Release Reporting Third Quarter Results

•
Net flows in 3Q18 were negative $1.5 billion in 3Q18 compared with positive net flows of $0.9 billion in 3Q17, driven by higher retail redemptions, the departure of a large retail advisor branch, and two large fixed income redemptions totaling $1.0 billion in institutional asset management. These items were partially offset by higher gross flows as mentioned above. Year-to-date net flows of $2.7 billion in 2018 were $0.3 billion lower than the same period of 2017.

WAM U.S.:
•
Gross flows in the U.S. in 3Q18 were $17.3 billion, an increase of 5% compared with 3Q17, driven by the launch of a $1.2 billion real estate separately managed account in institutional asset management as well as higher plan deposits in the mid-case market segment in retirement. These items were partially offset by lower sales of fixed income funds and the closure of a top selling international equity fund in retail. Year-to-date gross flows in 2018 of $56.1 billion were 3% higher than the same period of 2017.

~~•~~
Net flows in 3Q18 were $0.9 billion compared with net flows of $1.4 billion in 3Q17, driven by higher retail redemptions, partially offset by higher gross flows as mentioned above and growth in exchange traded funds. Year-to-date net flows in 2018 of $3.2 billion were $4.1 billion lower than the same period of 2017.

Assets under management and administration
Global WAM AUMA of $644 billion as at September 30, 2018 increased 4% compared with December 31, 2017 driven by positive year-to-date net flows of $10.5 billion, and increased 7% compared with September 30, 2017 due to favourable investment performance and positive net flows. Global WAM also manages $182 billion in assets for the Company's non-WAM reporting segments, and including those managed assets, AUMA managed by Global WAM was $826 billion as at September 30, 2018.
Corporate and Other
Earnings
Corporate and Other reported a net loss attributed to shareholders of $19 million in 3Q18 compared with a net loss attributed to shareholders of $376 million in 3Q17. The core loss was $35 million in 3Q18 compared with a core loss of $254 million in 3Q17 and the items excluded from core loss amounted to a net gain of $16 million in 3Q18 compared with a net charge of $122 million in 3Q17 (these items are outlined in the "Performance and Non-GAAP Measures" section below).
The $219 million improvement in core loss was largely due to a $240 million charge in the prior year in our Property and Casualty Reinsurance business for estimated losses relating to hurricanes in the U.S and the Caribbean. We also reported higher withholding taxes on future U.S. remittances and the unfavourable impact of lower U.S. tax rates partially offset by higher net investment-related income and lower expected macro hedging costs.
On a year-to-date basis, the net loss attributed to shareholders was $789 million in 2018 compared with a net loss attributed to shareholders of $726 million in the same period of 2017. The year-to-date core loss was $181 million in 2018 compared with $421 million in the same period of 2017. The favourable variance in the year-to-date core loss of $240 million was attributable to the prior year hurricane-related provisions, higher net investment-related income, and lower expected macro hedging costs, partially offset by the impact of lower U.S. tax rates. Items excluded from the year-to-date core loss were a net charge of $608 million in 2018 compared with a net charge of $305 million in the same period of 2017.
QUARTERLY EARNINGS RESULTS CONFERENCE CALL
Manulife Financial Corporation will host a Third Quarter Earnings Results Conference Call at 8:00 a.m. ET on November 8, 2018. For local and international locations, please call 416-340-8530 or toll free, North America 1-800-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on November 8, 2018 through November 22, 2018 by calling 905-694-9451 or 1-800-408-3053 (passcode: 6757364#).
The conference call will also be webcast through Manulife's website at 8:00 a.m. ET on November 8, 2018. You may access the webcast at: http://manulife.force.com/Reports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The Third Quarter 2018 Statistical Information Package is also available on the Manulife website at: http://manulife.force.com/Reports.

Media Inquiries Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations Adrienne O'Neill (416) 926-6997 adrienne_oneill@manulife.com

November 7, 2018 – Press Release Reporting Third Quarter Results

Financial Highlights
	Quarterly Results			YTD Results
($ millions, unless otherwise stated, unaudited)	3Q18	2Q18	3Q17	2018	2017
Net income attributed to shareholders	$1,573	$1,262	$1,105	$4,207	$3,710
Preferred share dividends	(42)	(44)	(39)	(125)	(119)
Common shareholders' net income	$1,531	$1,218	$1,066	$4,082	$3,591
Core earnings(1)	$1,539	$1,431	$1,085	$4,273	$3,360
Basic earnings per common share ($)	$0.77	$0.61	$0.54	$2.06	$1.82
Diluted earnings per common share ($)	$0.77	$0.61	$0.54	$2.05	$1.81
Diluted core earnings per common share ($)(1)	$0.75	$0.70	$0.53	$2.09	$1.63
Return on common shareholders' equity ("ROE")	15.1%	12.3%	10.8%	13.9%	12.3%
Core ROE(1)	14.8%	14.0%	10.6%	14.1%	11.1%
Sales(1) Annualized premium equivalent sales	$1,439	$1,245	$1,300	$4,071	$4,457
Wealth and asset management gross flows	$27,128	$29,102	$27,024	$92,696	$89,726
Wealth and asset management net flows	$448	$92	$4,177	$10,517	$14,634
New business value(1)	$452	$411	$336	$1,247	$1,060
Assets under management and administration ($ billions)(1)	$1,117	$1,118	$1,036	$1,117	$1,036
Capital ($ billions)(1)	$54.4	$54.3	$51.8	$54.4	$51.8
MLI's LICAT ratio	134%	132%	-	134%	-
MLI's MCCSR ratio	-	-	234%	-	234%
Expense efficiency ratio(1)	49.5%	51.2%	57.1%	50.9%	55.3%
(1)	This item is a non-GAAP measure.
Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company's audited financial statements. Non-GAAP measures referenced in this news release include: core earnings (loss); core ROE; diluted core earnings per common share; core earnings before income taxes, depreciation and amortization (core EBITDA); core investment gains; constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, sales, APE sales, gross flows, new business value, new business value margin, core EBITDA, assets under management and assets under management and administration); expense efficiency ratio; assets under management; assets under management and administration; capital; new business value; new business value margin; embedded value; sales; APE sales; gross flows; and net flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see "Performance and Non-GAAP Measures" in our Third Quarter 2018 MD&A and 2017 MD&A.

November 7, 2018 – Press Release Reporting Third Quarter Results

The following table summarizes the past eight quarters' core earnings and net income (loss) attributed to shareholders. All values are shown based on the Company's new reporting segments. Please see Section B1 "Third quarter earnings analysis" in the Third Quarter 2018 MD&A for details on these and other reporting changes.
Total Company
	Quarterly Results
($ millions, unaudited)	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16
Total core earnings (loss)	$1,539	$1,431	$1,303	$1,205	$1,085	$1,174	$1,101	$1,287
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	312	18	-	18	11	138	-	-
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	(277)	45	50	(68)	47	(37)	267	(1,202)
Change in actuarial methods and assumptions	(51)	-	-	(33)	(2)	-	-	(10)
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	-	(1,032)	-	-	-	-
Impact related to U.S. Tax Reform	124	-	-	(1,777)	-	-	-	-
Restructuring charge	-	(200)	-	-	-	-	-	-
Reinsurance transactions and other	(74)	(32)	19	81	(36)	(20)	(18)	(12)
Net income (loss) attributed to shareholders	$1,573	$1,262	$1,372	$(1,606)	$1,105	$1,255	$1,350	$63
Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$8	$(26)	$(187)	$130	$126	$55	$222	$(213)
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	(246)	175	313	(155)	(22)	(73)	50	(847)
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(39)	(104)	(76)	40	(57)	(19)	(5)	(142)
Risk reduction items	-	-	-	(83)	-	-	-	-
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$(277)	$45	$50	$(68)	$47	$(37)	$267	$(1,202)
Asia
	Quarterly Results
($ millions, unaudited)	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16
Asia core earnings (loss)	$457	$406	$427	$372	$374	$350	$357	$341
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	91	46	48	62	48	62	69	74
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(18)	(86)	(27)	(140)	(62)	96	119	(15)
Change in actuarial methods and assumptions	27	-	-	5	161	-	-	(38)
Reinsurance transactions and other	5	(3)	-	(39)	-	-	-	(10)
Net income (loss) attributed to shareholders	$562	$363	$448	$260	$521	$508	$545	$352

November 7, 2018 – Press Release Reporting Third Quarter Results

Canada
	Quarterly Results
($ millions, unaudited)	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16
Canada core earnings (loss)	$351	$403	$290	$273	$403	$278	$255	$308
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	155	83	145	76	(125)	(12)	(38)	17
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(26)	13	(60)	(21)	115	(238)	(83)	(266)
Change in actuarial methods and assumptions	(370)	-	-	(7)	43	-	-	68
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	-	(343)	-	-	-	-
Charge related to U.S. Tax Reform	(2)	-	-	-	-	-	-	-
Reinsurance transactions and other	1	11	84	(7)	(4)	(5)	(6)	(11)
Net income (loss) attributed to shareholders	$109	$510	$459	$(29)	$432	$23	$128	$116
U.S.
	Quarterly Results
($ millions, unaudited)	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16
U.S. core earnings (loss)	$477	$456	$432	$463	$346	$359	$441	$387
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	162	(59)	(101)	(33)	181	164	30	97
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(204)	267	268	75	50	159	222	(623)
Change in actuarial methods and assumptions	286	-	-	(31)	(214)	-	-	(39)
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	-	(689)	-	-	-	-
Charge related to U.S. Tax Reform	(7)	-	-	(2,822)	-	-	-	-
Reinsurance transactions and other	(74)	(34)	(61)	139	(41)	-	-	(18)
Net income (loss) attributed to shareholders	$640	$630	$538	$(2,898)	$322	$682	$693	$(196)
Global Wealth and Asset Management
	Quarterly Results
($ millions, unaudited)	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16
Global WAM core earnings (loss)	$289	$239	$227	$198	$216	$214	$188	$186
Items to reconcile core earnings to net income attributed to shareholders:
Impact related to U.S. Tax Reform	(2)	-	-	308	-	-	-	-
Other	(6)	(6)	(4)	(10)	(10)	(13)	(13)	(14)
Net income (loss) attributed to shareholders	$281	$233	$223	$496	$206	$201	$175	$172

November 7, 2018 – Press Release Reporting Third Quarter Results

Corporate and Other
	Quarterly Results
($ millions, unaudited)	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16
Corporate and Other core income (loss) (excluding core investment gains) (1)	$(135)	$(177)	$(169)	$(201)	$(354)	$(181)	$(186)	$(115)
Core investment gains (loss)	100	104	96	100	100	154	46	180
Total core earnings (loss)	(35)	(73)	(73)	(101)	(254)	(27)	(140)	65
Other items to reconcile core earnings (loss) to net income(loss) attributed to shareholders:
Investment-related experience outside of core earnings	(96)	(52)	(92)	(87)	(92)	(79)	(61)	(187)
Direct impact of equity markets and interest rates	(29)	(149)	(131)	17	(56)	(53)	9	(298)
Changes in actuarial methods and assumptions	6	-	-	-	8	-	-	-
Impact related to U.S. Tax Reform	135	-	-	737	-	-	-	-
Restructuring charge	-	(200)	-	-	-	-	-	-
Other	-	-	-	(1)	18	-	1	39
Net income (loss) attributed to shareholders(1)	$(19)	$(474)	$(296)	$565	$(376)	$(159)	$(191)	$(381)
(1) The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating segments.

November 7, 2018 – Press Release Reporting Third Quarter Results

Caution regarding forward-looking statements
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this news release include, but are not limited to, statements with respect to the Company's 2022 target for portfolio optimization and the expected impact of reinsurance transactions on its legacy businesses, including the expected releases of capital and the closing of the U.S. reinsurance transactions relating to New York business.
The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "suspect", "outlook", "expect", "intend", "estimate", "anticipate", "believe", "plan", "forecast", "objective", "seek", "aim", "continue", "goal", "restore", "embark" and "endeavour" (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts' expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company's or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent annual report, under "Risk Management and Risk Factors Update" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent interim report, in the "Risk Management" note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

November 7, 2018 – Press Release Reporting Third Quarter Results